# APPENDIX B:
# FINANCIAL STATEMENTS
(Unaudited)

# KICAZ011, LLC

# Financial Statements

# 08/16/23



# RICHARD BLACK, CPA

PARTNERING FOR YOUR FINANCIAL SUCCESS

Independent Accountants' Review Report

August 17, 2023

KICAZ011, LLC
DBA Keep it Cut
2824 E Indian School Rd Ste 3
Phoenix, AZ 85016

We have reviewed the accompanying balance sheet of KICAZ011, LLC as of August 16, 2022, and the related statements of operations, for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedure to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Sincerely,

Richard G. Black, CPA

Richard G. Black, CPA

1 N. Jackson, Suite 1 • Farmington, MO 63640 • O: 573.756.6400 • F: 866.268.8129
4515 S. McClintock Dr. Ste. 217 • Tempe, AZ 85282 • O: 480.517.5054 • F: 480.517.5064
WWW.RICHARDBLACKCPA.COM

# KICAZ011 LLC

## Balance Sheet

### As of August 16, 2023

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 1011 KICAZ011 Chase Checking (9398) | 100.00 |
| **Total Bank Accounts** | **$100.00** |
| **Total Current Assets** | **$100.00** |
| **TOTAL ASSETS** | **$100.00** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| **Total Liabilities** | |
| Equity | |
| 3915 Keep It Cut LLC Equity | 100.00 |
| 3999 Retained Earnings | |
| Net Income | |
| **Total Equity** | **$100.00** |
| **TOTAL LIABILITIES AND EQUITY** | **$100.00** |

# KICAZ011 LLC

## Profit and Loss

January 1 - August 16, 2023

Income

**Total Income**

GROSS PROFIT

Expenses

**Total Expenses**

NET OPERATING INCOME

GROSS INCOME FOR LANDLORD REPORTING

# KICAZ011 LLC

## Statement of Cash Flows

January 1 - August 16, 2023

|  | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** |  |
| Net Income |  |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| **Net cash provided by operating activities** | **$0.00** |
| **FINANCING ACTIVITIES** |  |
| 3915 Keep It Cut LLC Equity | 100.00 |
| **Net cash provided by financing activities** | **$100.00** |
| NET CASH INCREASE FOR PERIOD | **$100.00** |
| CASH AT END OF PERIOD | **$100.00** |